THE FORESTER FUNDS, INC.

MULTIPLE CLASS PLAN PURSUANT TO RULE 18f-3

This Multiple Class Plan (the “Plan”) is adopted in accordance with Rule 18f-3 (the “Rule”) under the Investment Company Act of 1940, as amended (the “Act”) by The Forester Funds, Inc (the “Company”) on behalf of the Forester Value Fund.  A majority of the Directors, including a majority of the Directors who are not interested persons of the Company (as defined in the Act), having determined that the Plan is in the best interests of each class of the Fund individually and of the Company as a whole, have approved the Plan.

The provisions of the Plan are:

1.

General Description Of Classes.  Each class of shares of the Fund shall represent interests in the same portfolio of investments of the Fund and shall be identical in all respects, except that each class shall differ with respect to:  (i) any Rule 12b-1 Plan adopted with respect to the class; (ii) distribution and related services and expenses as provided for in the Rule 12b-1 Plan; (iii) such differences relating to sales loads, purchase minimums, eligible investors and exchange privileges as may be set forth in the Prospectus and Statement of Additional Information of the Fund, as the same may be amended or supplemented from time to time; and (iv) the designation of each class of shares.  There currently are two classes designated:  Class N and Class I.

a.

Class N Shares are subject to a maximum 0.25% annual distribution and shareholder servicing fee pursuant to a Rule 12b-1 Plan.

b.

Class I Shares are not subject to distribution or shareholder servicing fees pursuant to a Rule 12b-1 Plan.

2.

Expense Allocations To Each Class.

a.

In addition to the distribution fees described above, certain expenses may be attributable to a particular class of shares of the Fund (“Class Expenses”), as determined by the officers of the Company.  Class Expenses are charged directly to net assets of the class of the Fund to which the expense is attributed and are borne on a pro rata basis by the outstanding shares of that class.  Class Expenses may include:

(i)

expenses incurred in connection with a meeting of shareholders;

(ii)

litigation expenses;

(iii)

printing and postage expenses of shareholders reports, prospectuses and proxies to current shareholders of a specific class;

(iv)

expenses of administrative personnel and services required to support the shareholders of a specific class;

(v)

transfer agent fees and shareholder servicing expenses; and

(vi)

such other expenses incurred by or attributable to a specific class.

b.

All other expenses of the Fund are allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund.  Notwithstanding the foregoing, the distributor or adviser of the Fund may waive or reimburse the Class Expenses of a specific class or classes to the extent permitted under the Rule and applicable tax rules.

3.

Class Designation.  Subject to the approval by the Directors of the Company, the Fund may alter the nomenclature for the designations of one or more of its classes of shares.

4.

Additional Information.  This Plan is qualified by and subject to the terms of the then current Prospectus for the applicable class of shares of the Fund; provided, however, that none of the terms set forth in any such Prospectus shall be inconsistent with the terms of this Plan.  The Prospectus contains additional information about each class and the Fund’s multiple class structure.

5.

Effective Date.  This Plan is effective on April 1, 2009, provided that this Plan shall not become effective with respect to the Fund or a class unless first approved by a majority of the Directors, including a majority of the Directors who are not interested persons of the Company (as defined in the Act).  This Plan may be terminated or amended at any time with respect to the Fund or a class thereof by a majority of the Directors, including a majority of the Directors who are not interested persons of the Company (as defined in the Act).